United States securities and exchange commission logo





                             June 3, 2021

       Cary Grossman
       President
       GOOD WORKS ACQUISITION CORP.
       4265 San Felipe, Suite 603
       Houston, TX 77027

                                                        Re: GOOD WORKS
ACQUISITION CORP.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256115

       Dear Mr. Grossman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2021 letter.

       Registration Statement on Form S-4

       Combined Business Summary
       Company Overview, page 22

   1. Clarify here and elsewhere, as applicable, that New Cipher will be controlled by Bitfury.
       Summary of the Proxy Statement/Prospectus, page 22

   2. To provide necessary clarity as to the overlapping interests between the Company and
                                                        Bitfury, consider
including a before and after chart depicting overlapping equity ownership of the
Company and Bitfury.
 Cary Grossman
FirstName  LastNameCary Grossman
GOOD WORKS      ACQUISITION   CORP.
Comapany
June 3, 2021NameGOOD WORKS ACQUISITION CORP.
June 3,
Page 2 2021 Page 2
FirstName LastName
Risk Factors, page 48

3. With a view towards clarifying the disclosure on page 48 and elsewhere, please explain to us how a right of first refusal regarding the purchase of chips is a substantive right in light of the ability of Bitfury to control Cipher.
Background to the Business Combination, page 120

4. We note your response to prior comment 5. Please revise to provide additional context regarding the conclusion that Tyler Page, the Head of Business Development at Bitfury,
         would be able to make decisions independently of Bitfury. As part of your discussion, include a more detailed timeline regarding when Mr. Page became the Chief Executive
         Officer of Cipher Mining Technologies and when he ceased to have responsibilities at
         Bitfury. To the extent Mr. Page had additional responsibilities at Bitfury while he was also negotiating with Bitfury, please provide a discussion of the potential conflicts of interest. Finally, clarify whether Cipher Mining Technologies was a wholly owned subsidiary of Bitfury Holding, or the amount of voting control they had of Cipher Mining
         Technologies while negotiations were taking place.
Certain Cipher Projected Financial Information, page 126

5. We note your response to prior comment 8, specifically with regards to your projected efficiency for ASIC chips and the network hash rate over the next 4 years. Please revise to provide additional support for each projection. With regards to the efficiency, discuss why management believes efficiency will increase at the rate indicated. With regards to the network hash rate projection, include a discussion regarding past increases in hash rate, why management believes it will continue to increase at a slower rate, and the impact that higher difficulty and network hash rate would have on revenue. Our Key Strengths, page 174

6. We note your response to prior comment 12. We further note that the report you cite, the
         3rd Global Cryptoasset Benchmarking Study, indicates that there is significant regional variability in the cost of electricity, including as low as 2.5 cents per kWh in Latin
         America and the Caribbean. Please revise to clarify the average electricity costs Bitfury pays in the markets in which it operates to provide additional context regarding the median electricity price paid by Bitcoin miners.
7. We note your response to prior comment 13. Please revise to provide your calculations supporting your ability to mine 21,000 Bitcoin in 2025. Also, provide balancing disclosure regarding the limitations on the underlying assumptions that you will be able to mine 21,000 Bitcoin per annum including a discussion of difficulty and hash rate. In addition, revise to clarify what proportion of your rewards you expect will come from transaction fees post-halving. Finally, under the Expected Revenue Structure section on
 Cary Grossman
FirstName  LastNameCary Grossman
GOOD WORKS      ACQUISITION   CORP.
Comapany
June 3, 2021NameGOOD WORKS ACQUISITION CORP.
June 3,
Page 3 2021 Page 3
FirstName LastName
         page 180 provide a discussion of the past and present average transaction fee per block and how the company expects that to change over time.
Unique access to technology for best-in-class performance, page 175

8. We note your response to prior comment 14. Please disclose any potential conflict of interest Bitfury may have in terms of providing ASIC miners to Cipher Technologies instead of to their foreign mining operations. For example, if Bitfury is able to secure lower cost electricity or government subsidies in a foreign jurisdiction, it may not be commercially reasonable for them to provide discounted miners to the Company.
Information About Cipher
Bitcoin Mining Technology, page 178

9. We note your disclosure that "Bitfury Group does not own or operate any foundries and relies on a foundry partner to manufacture its silicon wafers." Please revise to identify your foundry partner, and if you are substantially dependent upon your foundry partner, file your underlying agreement with such partner as an exhibit pursuant to Item
         601(b)(10)(ii) of Regulation S-K.
10. We note your disclosure regarding the 5nm NIVEN chip anticipated to be available by the end of 2021. To the extent known, please provide additional detail regarding the expected efficiency of the NIVEN chip in comparison to current generation ASIC chips. In addition, revise to clarify whether any 5nm ASIC chips have been produced or if they are still in the design phase. Consider incorporating this into your discussion regarding the expected increases in chip efficiency underlying your projections. Material Agreements
Master Services and Supply Agreement, page 183

11. We note your representations in your response to comment 20 and the disclosure on page
         183 where you state "Cipher is not obligated to order any equipment or services from
         Bitfury under the Master Services and Supply Agreement." In light of Bitfury's controlling interest in Cipher such representations appear to lack substance. Please advise us and revise your disclosures throughout your filing to clarify Bitfury's ability to exercise control over Cipher. Regarding the Nasdaq corporate governance requirement that a majority of its Board, compensation and nominating and corporate governance committees consist of independent directors, explain to us Bitfury's ability to elect the directors of the New Cipher Board. If Bitfury will cede voting control over New Cipher, this should be made clear in the filing.
Mining Pools, page 187

12. We note your response to prior comment 18. Please revise to discuss the average percentage that the Company anticipates it will pay to third-party mining pool operators.
 Cary Grossman
GOOD WORKS ACQUISITION CORP.
June 3, 2021
Page 4
Beneficial Ownership of Securities, page 233

13. We note your response to prior comment 22. We further note that the Cipher Stockholder is identified as Bitfury Top HoldCo B.V. in the summary. To avoid unnecessary ambiguity, replace all references to the "Cipher Stockholder" with "Bitfury Top HoldCo
         B.V."
14. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities identified in the table. Refer to Item 403 of Regulation S-K. Financial Statements - Cipher Mining Technologies Inc.
Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Revenue Recognition, page F-53

15. We note the disclosure provided in response to comment 25. Rather than a generic recitation of ASC 606, please describe your specific policies applicable to each of your revenue earning activities.
16. Please expand your policy disclosure to specifically address your revenue recognition policies for the Bitcoin mining hosting agreement with Standard Power and explain them to us. In this regard, please refer to ASC 840-10-15-6 and tell us if your arrangement to provide to Standard Power Bitcoin miners contains a lease. Also, address your accounting and reporting policies with respect to the Hosting Fee and the Bitcoin
         Profits Sharing Fee. Tell us if you will be reporting revenues net of these fees.
17. Please specifically address, and explain to us, your revenue recognition policies with respect to your activities as a mining pool participant. Identify the customer and disclose your policies with respect to the timing of recognition, any potential difference in valuation as a result of measuring the non-cash consideration received at the inception of
FirstName LastNameCary Grossman
       the contract versus at confirmation by the pool operator of the Company s share of the
Comapany    NameGOOD
       bitcoin            WORKS
               the pool operator     ACQUISITION
                                  received           CORP.
                                           upon the pool  operator   s
successful placement of the
June 3,block, and the
        2021 Page  4 treatment of fees payable to the pool operator.
FirstName LastName
 Cary Grossman
FirstName  LastNameCary Grossman
GOOD WORKS      ACQUISITION   CORP.
Comapany
June 3, 2021NameGOOD WORKS ACQUISITION CORP.
June 3,
Page 5 2021 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology